February 2012 Preliminary Terms No. 80 Registration Statement No. 333-178081 Dated February 10, 2012 Filed pursuant to Rule 433
Senior Fixed Rate Step-Down Notes due February 28, 2017
Global Medium Term Notes, Series F

Unlike ordinary debt securities, the interest rate on the notes will decrease during the term of the notes as described in the next sentence. Interest will be payable semi-annually on the notes at a per annum rate of (i) Year 1: 5.00%, (ii) Year 2: 4.50%, (iii) Year 3: 4.00%, (iv) Year 4: 3.00%, and (v) Year 5: 2.00%.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
PRELIMINARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$ . We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Stated principal amount:	$1,000
Issue price:	At variable prices
Pricing date:	February , 2012
Original issue date:	February 28, 2012 ( business days after the pricing date)
Interest accrual date:	February 28, 2012
Maturity date:	February 28, 2017
Interest rate:
5.00%, from and including the original issue date to but excluding February 28, 2013;
4.50%, from and including February 28, 2013 to but excluding February 28, 2014;
4.00%, from and including February 28, 2014 to but excluding February 28, 2015;
3.00%, from and including February 28, 2015 to but excluding February 28, 2016; and
2.00%, from and including February 28, 2016 to but excluding the maturity date.

Interest payment period:	Semi-annually
Interest payment dates:
Each February 28 and August 28, beginning August 28, 2012; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360
Redemption:	Not applicable
Specified currency:	U.S. dollars
Trustee:	The Bank of New York Mellon
Calculation agent:	The Bank of New York Mellon
Listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP/ISIN:	61760QAA2 / US61760QAA22
Book-entry or certificated note:	Book-entry
Business day:	New York
Issuer ratings:
S&P: A- (negative outlook); Fitch: A*
These ratings have been assigned to the issuer and are not individual note ratings. They reflect each rating agency's view of the likelihood that we will honor our obligation to pay the principal amount at maturity and the interest, if any, payable under the terms of the notes and do not address whether any interest will be payable on the notes or the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The rating assigned by each rating agency reflects only the view of that rating agency, is not a recommendation to buy, sell or hold the notes and is subject to revision or withdrawal at any time by that rating agency in its sole discretion. Any rating should be evaluated independently of any other rating.  We may apply to have the notes individually rated or the rating agencies may independently decide to issue a rating.  In either case, we can give you no assurance that such a rating will be the same as the issuer ratings listed above.
* If Fitch were to independently rate the notes, we expect that they would add the suffix “(emr)” to the rating in order to identify the embedded market risk associated with the determination of the interest payable on the notes, if any.

Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Commissions and Issue Price:	Price to Public(1)(2)	Agent’s Commissions(2)	Proceeds to Issuer
Per Note:	At variable prices	$	$
Total:	At variable prices	$	$
(1)
The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $992.50 per note and will not be more than $1,000 per note. See “Risk Factors—The Price You Pay For The Notes May Be Higher Than The Prices Paid By Other Investors.”

(2)
Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent) and their financial advisors, of up to $        per note depending on market conditions.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated November 21, 2011              Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Senior Fixed Rate Step-Down Notes due February 28, 2017

The Notes

The notes offered are debt securities of Morgan Stanley.  We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Description of Fixed Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes are subject to the credit risk of Morgan Stanley.

The stated principal amount of each note is $1,000, and the issue price is variable. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The secondary market price, if any, at which MS & Co. is willing to purchase the notes is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price.  In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  See “Risk Factors—The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.”

Risk Factors

The notes involve risks not associated with an investment in ordinary fixed rate notes.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪
The Interest Rate Payable On The Notes Will Decrease Over The Term Of The Notes. The interest rate payable on the notes will decrease each year from 5.00% per annum to 2.00% per annum over the term of the notes.  The average annual interest rate investors will earn over the five-year term of the notes will be 3.70%.  Accordingly, investors should not make their investment decisions solely based on the higher interest rates that are initially payable on the notes.

▪
Investors Are Subject to Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity, and therefore, investors are subject to our credit risk.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

▪
The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) the applicable interest rate payable on the notes for the remaining term of the notes, (ii) changes in U.S. interest rates, (ii) any actual or anticipated changes in our credit ratings or credit spreads, and (iii) time remaining to maturity.

▪
The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to

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Senior Fixed Rate Step-Down Notes due February 28, 2017

exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that will be included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The Price You Pay For The Notes May Be Higher Than The Prices Paid By Other Investors.  The agent proposes to offer the notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from the agent or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

▪
The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

▪
The Issuer, Its Subsidiaries Or Affiliates May Publish Research That Could Affect The Market Value Of The Notes.  They Also Expect To Hedge The Issuer’s Obligations Under The Notes.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.  In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

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Senior Fixed Rate Step-Down Notes due February 28, 2017

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on February 28, 2012, which will be the   scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $992.50 per note and will not be more than $1,000 per note.

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc ("MSIP") and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors, will collectively receive from the Agent, MS & Co., a fixed sales commission of $      for each note they sell.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, based on the stated interest rates payable on the notes as set forth in these preliminary terms, the notes will be treated as debt instruments issued with original issue discount (“OID”) for U.S. federal income tax purposes.

The amount of OID on the notes will be equal to the excess of the “stated redemption price at maturity” over the issue price (as defined in the accompanying prospectus supplement).  The “stated redemption price at maturity” of each note will be equal to the sum of (i) the stated principal amount of the note and (ii) the excess of the stated interest payable in each year during the term of the notes over the lowest fixed rate payable on the notes.  The amount of OID will be provided in the pricing supplement.  A U.S. holder will, regardless of its method of tax accounting, be required to accrue the OID into income on a constant-yield basis over the full term of the notes.  The lowest fixed rate payable in each year will be treated as qualified stated interest, which a U.S. holder will be required to include in income in accordance with its regular method of tax accounting.  Please see the sections of the accompanying prospectus supplement called “United States Federal Taxation – Tax Consequences to U.S. Holders – Notes – Discount Notes.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax Considerations,” when read in combination with the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

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Senior Fixed Rate Step-Down Notes due February 28, 2017

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

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